--------------------------------------------------------------------------------
SEC       Potential persons who are to respond to the collection of
1745      information contained in this form are not required to respond
(3-98)    unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------


                                UNITED STATES                     -----------------------------
                     SECURITIES AND EXCHANGE COMMISSION                   OMB APPROVAL
                           Washington, D.C. 20549                 -----------------------------
                                                                     OMB Number: 3235-0145
                                                                  -----------------------------
                                SCHEDULE 13G                       Expires: November 30, 1999
                                                                  -----------------------------
                  Under the Securities Exchange Act of 1934        Estimated average burden
                                                                   hours per response... 14.9
                             (Amendment No. 3)*                   -----------------------------



                           Cycomm International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232558208
      --------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 232558208
           .........
--------------------------------------------------------------------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only). Peter Melhado

--------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  .................................................................
         (b)  .................................................................
--------------------------------------------------------------------------------
    3.   SEC Use Only .........................................................
--------------------------------------------------------------------------------
    4.   Citizenship or Place of Organization  United States
--------------------------------------------------------------------------------
              5.  Sole Voting Power         1,603,833
 Number of    ------------------------------------------------------------------
 Shares
 Beneficially 6.  Shared Voting Power       2,000,000
 Owned by     ------------------------------------------------------------------
 Each
 Reporting    7.  Sole Dispositive Power    1,603,833
 Person With  ------------------------------------------------------------------

              8.  Shared Dispositive Power  2,000,000
--------------------------------------------------------------------------------
    9.   Aggregate Amount Beneficially Owned by Each Reporting Person  3,603,833
--------------------------------------------------------------------------------
    10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions).................................
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (11) 7.95%
--------------------------------------------------------------------------------
    12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
                                       IN
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

   A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

   B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

   C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

 Item 1.
         (a) Name of Issuer  Cycomm International Inc.

         (b) Address of Issuer's Principal Executive Offices
                             1420 Springhill Road
                             Suite 420
                             McLean, Virginia 22102

 Item 2.
         (a) Name of Person Filing   Peter Melhado
         (b) Address of Principal Business Office or, if none, Residence   c/o Polaris Partners, L.P.
         (c) Citizenship    Mr. Melhado is a                               530 Fifth Avenue
                            United States citizen                          New York, NY 10036
         (d) Title of Class of Securities    Common Stock
         (e) CUSIP Number    232558208


 Item 3. If this statement is filed pursuant to 'SS''SS'240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
         NOT APPLICABLE

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e) [ ] An investment adviser in accordance with 'SS'240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with 'SS'240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with 'SS'240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with 'SS'240.13d-1(b)(1)(ii)(J).

 Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

 (a) Mr. Melhado is the beneficial owner of 3,603,833 shares of the Security through his personal, direct ownership of 1,603,833 shares of the Security and his position as General Partner of Polaris Managing Partners, the General Partner of Polaris Partners L.P. ("Polaris"), an investment pool, which owns 2,000,000 shares.

 (b) The amount of shares of the Security beneficially owned by Mr. Melhado is 7.95% of the total outstanding shares of the Security.

 (c) (i) Mr. Melhado has the sole power to vote or to direct the vote of 1,603,833 shares of the Security.
     (ii) Mr. Melhado shares with Polaris the power to vote or direct the vote of 2,000,000 shares of the Security.
     (iii) Mr. Melhado has the sole power to dispose, or to direct the disposition of, 1,603,833 shares of the Security.
     (iv) Mr. Melhado shares with Polaris the power to dispose, or to direct the disposition of, 2,000,000 shares of the Security.

 Item 5. Ownership of Five Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. NOT APPLICABLE

 Instruction: Dissolution of a group requires a response to this item.

 Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of more than five percent of the securities.

 If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

 If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
 NOT APPLICABLE

 Item 8. Identification and Classification of Members of the Group

 If a group has filed this schedule pursuant to 'SS'240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 'SS'240.13d-1(c) or 'SS'240.13d-1(d), attach an exhibit stating the identity of each member of the group.
 NOT APPLICABLE

 Item 9. Notice of Dissolution of Group

 Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
 NOT APPLICABLE

 Item 10. Certification

         (a) The following certification shall be included if the statement is filed pursuant to 'SS'240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         (b) The following certification shall be included if the statement is filed pursuant to 'SS'240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 2/6/02
                                       -----------------------------
                                                  Date

                                        /s/ Peter Melhado
                                       -----------------------------
                                               Signature

                                        Peter Melhado
                                       -----------------------------
                                               Name/Title




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS'240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                       STATEMENT OF DIFFERENCES

The section symbol shall be expressed as....................................'SS'